CARDERO RESOURCE CORP. Head Office Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

December 18, 2003

Trading Symbol: TSX-Ven.CDU

Cardero and Anglo Amend Strategic Alliance

Cardero Resource Corp. (the “Company”) is pleased to announce the signing of an amending and supplementing agreement (the “Amending Agreement”) with Anglo American Mexico S.A. de C.V. with respect to its joint venture agreement.  The Amending Agreement dated November 26, 2003 covers 50,000 square kilometres in the Baja California Norte area of Mexico.

The original contract calls for Anglo to spend US$2.5 million to earn to earn a 70% interest which, in the Amending Agreement has been increased to US$3.7 million.  In consideration for the increase in expenditures, Cardero has agreed to include five (5) additional claims in the Anglo/Cardero joint venture totaling 4,950 hectares.  This leaves Cardero with 100% ownership in five (5) projects within the joint venture area of the Baja Peninsula totaling approximately 13,500 hectares. At the end of the year, Anglo will have spent approximately US$1.0 million on exploration including an airborne geophysical survey.

In another agreement signed October 27, 2003, Cardero purchased data relevant to the exploration of the IOCG belt of Baja California and Baja California Sur States, Mexico from a third party for the total consideration of 100,000 common shares to be issued immediately and an additional 100,000 common shares to be issued after expenditures on the Cardero/Anglo joint venture reach $US2.5 million.

Cardero Resource Corp. is a mineral exploration and development company listed on the TSX Venture Exchange.  The Company is actively evaluating silver, gold and copper projects that have the potential to contain world class, company building mineral deposits.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Henk Van Alphen," President

For further information contact:

Henk Van Alphen, President

             Phone

           (604) 408-7488

Fax

(604) 408-7499

Email

hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.